Exhibit 99.1

NIO Inc. Provides December 2018 Monthly Delivery Update

•	Delivered 3,318 ES8 vehicles in December 2018

•	2018 cumulative deliveries of ES8 reached 11,348

SHANGHAI, China, Jan. 10, 2019 (GLOBE NEWSWIRE) — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its December 2018 delivery results.

As of December 31, 2018, aggregate deliveries of the Company’s ES8, its 7-seater, high- performance premium electric SUV, reached 11,348 vehicles, 3,318 of which were delivered in December.

“With 11,348 ES8 deliveries in 2018, we exceeded our delivery goal for our first calendar year as a public company,” said William Li, founder, chairman and chief executive officer of NIO. “2018 has been a milestone year for us, as we produced and delivered over 11,000 ES8s and launched our second production car, the ES6, a 5-seater high-performance premium electric SUV on NIO Day in December 2018. We will continue to focus on market penetration by delivering high-quality products and holistic services to our users and to improve the system efficiency of our development and operations.”

“We are pleased with the solid ramp-up in production and delivery in 2018, which demonstrated our execution capabilities,” added Louis T. Hsieh, NIO’s chief financial officer. “The delivery of 3,318 ES8s in December exceeded our expectation, which was in part due to accelerated deliveries made at the year end in anticipation of expected EV subsidy reductions in China in 2019. Despite an overall challenging automotive market and the seasonal low demand in the first quarter, we remain committed to expanding our sales network and strengthening our brand to support our future growth.”

NIO ES8 Delivery Volume

2018	Jun		Jul	Aug	Sep	Oct	Nov	Dec
Monthly Units of Delivery	100	(1)	381	1,121	1,766	1,573	3,089	3,318
Cumulative Units of Delivery	100	(1)	481	1,602	3,368	4,941	8,030	11,348

(1)	NIO commenced deliveries of the ES8 on June 28, 2018. Deliveries for June represent the 3-day period from June 28 to June 30, 2018.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China from June 2018 and officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Jade Wei

Tel: +86-21-6908-3681

Email: ir@nio.com

Heather Diwu

Tel: +86-10-5687-4108

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com

Source: NIO